Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Qiansui International Group Limited	Cayman Islands	100%
Qiansui (Hong Kong) Holdings Limited	Hong Kong	100%
Shanxi Qiansui Tancheng Culture Consulting Co., Ltd.	PRC	100%
Shanxi Qiansui Tancheng Culture Media Co., Ltd.	PRC	100%